Exhibit 4.23

Power of Attorney

Principal:	Yang Li
ID No.:	110104197708032533
Address:	No. 210, Building 397, Guang’anmenwai Avenue, Xuanwu District, Beijing

Agent:	Leilei Wang
ID No.:	110102197304020437
Address:	No.1001, Building 1, Xiao Yang Yi Bin Hutong, Dongcheng District, Beijing

The Principal, Yang Li, hereby authorizes Mr. Wang Leilei to exercise all voting powers as a shareholder of Beijing Xinrui Network Technologies Co., Ltd. (“Beijing Xinrui”) during the term of this Power of Attorney, including not limited to acting as the authorized representative to nominate and elect senior management officers such as directors, general manager at shareholders’ meetings of Beijing Xinrui.

Unless consented by the board of directors of Anjian Xingye Technologies（Beijing）Co., Ltd. (Anjian Xingye), the aforesaid authorization is irrevocable. The Principal also agrees that Anjian Xingye is entitled to appoint a new agent to replace the original agent, and will execute relevant documents and take all necessary actions to complete the new appointment.

The Agent, with the authorization of the Principal, shall exercise shareholders’ voting powers of Beijing Xinrui with due diligence and care, and will act in accordance with directions of the board of directors of Anjian Xingye.

This Power Attorney will come into effect on the day of execution and will expire upon dissolution of Anjian xingye.

/s/ Yang Li	(Signature)
Yang Li

Date: 2008-10-13